UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. __)*

                                PROFESSIONAL STAFF PLC
                                   (Name of Issuer)

                             American Depositary Receipts
                            (Title of Class of Securities)

                                      74315R105
                                    (CUSIP Number)

                                  Donald S. Scherer
                   Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
                              A Professional Corporation
                         Three Embarcadero Center, Suite 700
                               San Francisco, CA  94111
                                    (415) 434-1600
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    July 23, 1997
                            (Date of Event which Requires
                              Filing of this Statement)






     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                     Page 1 of 5



     CUSIP NO. 74315R105             SCHEDULE 13D                    Page 2 of 5




       1   Name of Reporting Person                      EDMUND H. SHEA, JR.

           IRS Identification No. of Above Person


       2   Check the Appropriate Box if a Member of a Group           (a) [ ]

                                                                      (b) [ ]
       3   SEC USE ONLY


       4   Source of Funds                                                PF


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]

       6   Citizenship or Place of Organization                United States



                          7    Sole Voting Power                     355,000

         NUMBER OF        8    Shared Voting Power                       -0-
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                355,000
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                  -0-


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                         355,000

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                        [ ]


       13   Percent of Class Represented by Amount in Row 11            6.1%


       14   Type of Reporting Person                                      IN



     CUSIP NO. 74315R105             SCHEDULE 13D                    Page 3 of 5



             Item 1. Security and Issuer

                     This Schedule 13D relates to American Depositary
             Receipts ("ADRs") of Professional Staff PLC (the "Issuer"), with each ADR representing one common share. The principal executive office and mailing address of the Issuer is Buckland House, Waterside Drive, Langley Business Park, Slough SL3 6EZ, England.

             Item 2. Identity and Background

                     (a) This Schedule 13D is filed by Edmund H. Shea,
             Jr., the trustor and trustee of the E&M RP Trust, a revocable trust which acquired the ADRs described in this Schedule 13D (the "Reporting Person").

                     (b) The Reporting Person's business address is 655
             Brea Canyon Road, Walnut, CA  91789.

                     (c) The Reporting Person's principal occupation is
             Vice President of J.F. Shea Co., Inc., a construction, land development and venture capital firm whose address is 655 Brea Canyon Road, Walnut, CA 91789.

                     (d) During the past five years, the Reporting Person
             has not been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

                     (e) During the past five years, the Reporting Person
             has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or which found any violation with respect to such laws.

             Item 3. Source and Amount of Funds or Other Consideration

                     The source of funds for the purchases of securities
             was the personal funds of the Reporting Person.

             Item 4. Purpose of Transaction

                     The Reporting Person acquired the securities for
             investment. Depending upon market conditions and other factors, the Reporting Person may acquire additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise. Alternatively, depending upon market conditions and other factors, the Reporting Person may, from time to time, dispose of some or all of the securities of the Issuer.

                     The Reporting Person does not have any present plans
             or proposals that relate to or would result in any of the



     CUSIP NO. 74315R105             SCHEDULE 13D                    Page 4 of 5



             consequences listed in paragraphs (a)-(j) of Item 4 of
             Schedule 13D, or any agreement regarding such matters, although the Reporting Person may in the future take actions that would have such consequences.

             Item 5. Interest in Securities of the Issuer

                     (a), (b)    According to information furnished to the
             Reporting Person by the Issuer, there were 5,842,168 common shares issued and outstanding as of a recent date. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Person reports ownership of 355,000 ADRs, which represents 6.1% of the outstanding common shares.

                     (c) During the last 60 days, the Reporting Person
             purchased the following ADRs on the open market:

                  Trade Date           ADRs             Price/Share

                   10/02/97           20,000              $15.500

                   11/26/97           15,000              $17.125

                     (d) and (e) Not applicable.

             Item 6. Contracts, Arrangements, Understandings or
                     Relationships with Respect to Securities of the Issuer

                     The Reporting Person is not a party to any contract,
             arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

             Item 7. Material to be Filed as Exhibits

                     No Exhibits.



     CUSIP NO. 74315R105             SCHEDULE 13D                    Page 5 of 5



                                       Signatures

                     After reasonable inquiry and to the best of my
             knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

             DATED:  December 12, 1997






                                           /s/EDMUND H. SHEA, JR.
                                           ______________________________
                                           EDMUND H. SHEA, JR.
                                           Trustee and Trustor of the
                                           E&M RP Trust, a revocable trust